                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D. C. 20549


                                   FORM 11-K


( X )  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934 (FEE REQUIRED)
       For the fiscal year ended December 31, 1993

                                       OR

(   )  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
       For the transition period from _____ to _____



Commission file number 0-5550



                          UNITED ARTISTS ENTERTAINMENT
                         EMPLOYEE STOCK OWNERSHIP PLAN
                            (Full title of the Plan)




                           TELE-COMMUNICATIONS, INC.
              (Issuer of the securities held pursuant to the Plan)




                                5619 DTC Parkway
                          Englewood, Colorado  80111
                  (Address of its principal executive office)

REQUIRED INFORMATION
- - --------------------

         Financial Statements:                                                                    Page No.
         --------------------                                                                     --------
            Independent Auditors' Report                                                              1

            Statements of Net Assets Available for Participant
               Benefits - December 31, 1993 and 1992                                                  2

            Statement of Changes in Net Assets Available for
               Participant Benefits - Year ended December 31, 1993                                    3

            Statement of Changes in Net Assets Available for
               Participant Benefits - Year ended December 31, 1992                                    4

            Statement of Changes in Net Assets Available for
               Participant Benefits - Year ended December 31, 1991                                    5

            Notes to Financial Statements
               December 31, 1993, 1992 and 1991                                                       6

            Schedule 1 - Plan Investments                                                            11

            Schedule 2 - Reportable Transactions                                                     12

         Exhibit-
         -------

            23 - Consent of KPMG Peat Marwick




SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan Committee have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                           UNITED ARTISTS ENTERTAINMENT
                                           EMPLOYEE STOCK OWNERSHIP PLAN
                                                  (Name of Plan)


Date: June 27, 1994                        /s/ GARY K. BRACKEN
                                               Gary K. Bracken
                                               Plan Administrator and
                                               Member of Plan Committee

                          Independent Auditors' Report





The Plan Committee
United Artists Entertainment
  Employee Stock Ownership Plan:


We have audited the accompanying statements of net assets available for participant benefits of the United Artists Entertainment Employee Stock Ownership Plan as of December 31, 1993 and 1992, and the related statements of changes in net assets available for participant benefits for each of the years in the three-year period ended December 31, 1993. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for participant benefits of the Plan as of December 31, 1993 and 1992, and the changes in net assets available for participant benefits for each of the years in the three-year period ended December 31, 1993 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of plan investments and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for participant benefits and the statements of changes in net assets available for participant benefits is presented for purposes of additional analysis rather than to present the net assets available for participant benefits and changes in net assets available for participant benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.





                                                /s/ KPMG PEAT MARWICK
                                                KPMG Peat Marwick


Denver, Colorado
June 22, 1994

                          UNITED ARTISTS ENTERTAINMENT
                         EMPLOYEE STOCK OWNERSHIP PLAN

                       Statements of Net Assets Available
                            for Participant Benefits

                           December 31, 1993 and 1992


                                                                 1993                                       1992
                                                   --------------------------------          ---------------------------------
                                                                 Income                                    Income
                                                   Stock      Accumulation                   Stock      Accumulation
                                                   Fund           Fund        Total           Fund          Fund          Total
                                                   ----           ----        -----           ----          ----          -----
                                                                    amounts in thousands
Cash and cash equivalents                         $     23          3             26            18          117             135

Investments, at market value:
  Tele-Communications, Inc. ("TCI"):
    Class A common stock
      (with a cost of $20,586,000
      at December 31, 1993 and
      $25,161,000 at December 31,
      1992)                                         40,805         --         40,805        35,045           --          35,045
    Other (note 3)                                      --      1,135          1,135            --        1,196           1,196
                                                  --------      -----         ------        ------        -----          ------

     Net assets available for
       participant benefits,
       including benefits
       payable to participants
       (note 6)                                   $ 40,828      1,138         41,966        35,063        1,313          36,376
                                                  ========      =====         ======        ======        =====          ======



See accompanying notes to financial statements.

                          UNITED ARTISTS ENTERTAINMENT
                         EMPLOYEE STOCK OWNERSHIP PLAN

                  Statement of Changes in Net Assets Available
                            for Participant Benefits


                                                                       Year ended December 31, 1993
                                                                      ------------------------------
                                                                                   Income
                                                                  Stock         Accumulation
                                                                  Fund              Fund              Total
                                                                  -----         -------------        -------
                                                                      amounts in thousands
Investment income:
   Net unrealized appreciation
      of TCI common stock
      (note 4)                                                   $ 13,422              --            13,422

   Realized gain on
      securities transactions                                         421              --               421

   Interest income                                                     24              84               108
                                                                 --------          ------            ------

         Total investment income                                   13,867              84            13,951

Distributions to participants                                     (8,102)            (105)           (8,207)

Transfers to TCI Employee
   Stock Purchase Plan (note 2)                                        --            (154)             (154)
                                                                 --------          ------            ------

         Increase (decrease) in net assets
            available for participant benefits                      5,765            (175)            5,590

         Net assets available for
            participant benefits:

               Beginning of year                                   35,063           1,313            36,376
                                                                 --------           -----            ------

               End of year                                       $ 40,828           1,138            41,966
                                                                 ========           =====            ======


See accompanying notes to financial statements.

                          UNITED ARTISTS ENTERTAINMENT
                         EMPLOYEE STOCK OWNERSHIP PLAN

                  Statement of Changes in Net Assets Available
                            for Participant Benefits


                                                                       Year ended December 31, 1992
                                                                      ------------------------------
                                                                                   Income
                                                                 Stock          Accumulation
                                                                 Fund               Fund             Total
                                                                 -----        -----------------     -------
                                                                      amounts in thousands
Investment income:
   Net unrealized appreciation of TCI
      common stock (note 4)                                     $   5,325              --             5,325

   Realized gain on securities
      transactions                                                  1,937              --             1,937

   Interest income                                                     17              90               107
                                                                 --------           -----           -------

      Total investment income                                       7,279              90             7,369

Distributions to participants                                     (17,499)           (580)          (18,079)
                                                                 --------           -----           -------

      Decrease in net assets available
         for participant benefits                                 (10,220)           (490)          (10,710)

      Net assets available for
         participant benefits:

            Beginning of year                                      45,283           1,803            47,086
                                                                 --------           -----           -------

            End of year                                          $ 35,063           1,313            36,376
                                                                 ========           =====           =======


See accompanying notes to financial statements.

                          UNITED ARTISTS ENTERTAINMENT
                         EMPLOYEE STOCK OWNERSHIP PLAN

                  Statement of Changes in Net Assets Available
                            for Participant Benefits


                                                                      Year ended December 31, 1991
                                                                     ------------------------------
                                                                                   Income
                                                                 Stock          Accumulation
                                                                 Fund               Fund             Total
                                                                 -----        -----------------     -------
                                                                      amounts in thousands
Contributions:
   Employer                                                     $   5,535              --             5,535
   Employee                                                         4,467             952             5,419
   Predecessor plans (note 5)                                          31              --                31
                                                                 --------           -----            ------
                                                                   10,033             952            10,985
                                                                 --------           -----            ------

Investment income:
   Net unrealized appreciation of United
      Artists Entertainment Company
      ("UAE") common stock (note 4)                                11,409              --            11,409

   Interest income                                                     33             108               141
                                                                 --------           -----            ------
                                                                   11,442             108            11,550
                                                                 --------           -----            ------

      Total contributions and investment
         income                                                    21,475           1,060            22,535

Distributions to participants                                      (3,664)           (253)           (3,917)
                                                                 --------           -----            ------

      Increase in net assets available
         for participant benefits                                  17,811             807            18,618

      Net assets available for participant
         benefits:

            Beginning of year                                      27,472             996            28,468
                                                                 --------           -----            ------

            End of year                                          $ 45,283           1,803            47,086
                                                                 ========           =====            ======


See accompanying notes to financial statements.

                          UNITED ARTISTS ENTERTAINMENT
                         EMPLOYEE STOCK OWNERSHIP PLAN

                         Notes to Financial Statements

                  Years ended December 31, 1993, 1992 and 1991


(1)      Summary of Significant Accounting Policies

         Basis of Presentation

         The accompanying financial statements of the United Artists Entertainment Employee Stock Ownership Plan (the "Plan") have been prepared on an accrual basis and present the net assets available for participant benefits and the changes in those net assets.

         Management of the Trust Fund

         On December 1, 1992, management of the Plan transferred from the Prudential Bank and Trust Company to the Colorado National Bank (collectively, the "Trustee").

         The Trustee manages a trust fund on behalf of the Plan and has been granted discretionary authority concerning purchases and sales of investments. Beginning December 2, 1991, the Trustee could invest up to 100% of the assets of the Stock Fund in TCI's common stock or make other investments as defined by the Plan; provided that the assets of the Stock Fund be primarily invested in TCI's common stock. The assets of the Income Accumulation Fund are invested in interest bearing accounts, guaranteed income contracts, certificates of deposit, money market funds, or mutual funds as deemed appropriate by the Plan Committee.

         Cash Equivalents

         The Plan considers investments with initial maturities of three months or less to be cash equivalents.

         Investments

         Investments are reflected in the accompanying financial statements at current market value. Current market value represents the closing prices for those securities having readily available market quotations and fair value as determined by the Trustee with respect to other securities. The values used for TCI Class A common stock were $30.25 and $21.25 per share at December 31, 1993 and 1992, respectively (on June 15, 1994, TCI Class A common stock had a market value of $21.25 per share). The foregoing prices are the closing market prices of the common stock on those dates. Securities transactions are accounted for on the trade date. Distributions are reflected at current market value as of the last day of the calendar month in which the event requiring distribution occurs. The cost basis of such shares distributed is determined using the "first-in, first-out" ("FIFO") method.

         In conjunction with the TCI Merger (see note 2), the cost basis for each share of stock held by the Plan was adjusted to reflect the merger conversion basis of 1.02. Such adjustment effectively created a new cost basis in the TCI Class A common stock of $15.26 per share. Any gains or losses associated with the stock held by the Plan during 1993 and 1992 are calculated based on the adjusted cost basis.


                                                                     (continued)

                          UNITED ARTISTS ENTERTAINMENT
                         EMPLOYEE STOCK OWNERSHIP PLAN

                         Notes to Financial Statements


         Income Taxes

         The Plan has received a determination letter from the Internal Revenue Service dated February 14, 1989, which provides that the Plan, as amended, is qualified under the provisions of Section 401(a) of the Internal Revenue Code and is exempt from federal income taxation under
         Section 501 of such Code.

         Plan Expenses

         Administrative expenses of the Plan were paid by UAE through December 2, 1991 and by TCI thereafter. Accordingly, such expenses are not reflected in the accompanying financial statements.

         Reclassification

         Certain amounts have been reclassified for comparability with the 1993 presentation.

(2)      Description of Plan

         On December 2, 1991, UAE and TCI consummated a merger (the "TCI Merger") pursuant to which UAE became a wholly-owned subsidiary of TCI. Under the TCI Merger agreement, outstanding shares of UAE's Class A and Class B common stock, including such shares of stock held by the Plan, were converted into TCI Class A common stock on the basis of 1.02 TCI Class A shares for each share of either class of UAE's common stock.

         Employees of UAE became employees of TCI and, as such, are entitled to participate in TCI's benefit plan, if eligible.

         The Plan became "inactive" as of the date of the TCI Merger and all participants automatically became fully vested in all employer contributions. Participant contributions were always fully vested. During 1993, participants in the Income Accumulation Fund were given an option to transfer their fund balance into the TCI Employee Stock Purchase Plan. Such transfers aggregated $154,000. All remaining assets of the Plan will remain in the Plan until such time that participants are eligible to receive benefits as discussed below.

         The Plan enabled participating employees to acquire a proprietary interest in UAE and provided benefits upon retirement. The Plan Committee is responsible for the management and operation of the Plan.

         Employees who had attained the age of 21 were eligible to participate after one year of service. Participants, who were not defined as highly compensated employees, could contribute, via payroll deductions, up to 12% of their annual compensation either on a before-tax or after-tax basis or a combination thereof. Highly compensated participants were limited to 10% of their annual compensation.


                                                                     (continued)

                          UNITED ARTISTS ENTERTAINMENT
                         EMPLOYEE STOCK OWNERSHIP PLAN

                         Notes to Financial Statements

         The participants had the choice to invest their contributions in either the common stock of UAE ("Stock Fund") or an Income Accumulation Fund. Lump-sum payments received by participants from other qualified plans could also be deposited into the Plan as "rollover contributions". At December 31, 1993, 275 participants had balances remaining in the Stock Fund and 29 of those same participants had balances remaining in the Income Accumulation Fund.

         UAE contributed an amount up to 100% (75% for the Income Accumulation
         Fund) of each participant's contributions, limited to a maximum of 10% of the participant's annual compensation. UAE's policy was to invest employer contributions in UAE's common stock. UAE elected to contribute the maximum amount allowed by the Plan during 1991. Forfeitures (due to a participant's termination prior to full vesting) were utilized to reduce the Company's contributions. Forfeitures aggregated $456,000 in 1991. There were no contributions or forfeitures made during 1993 and 1992 as the Plan was inactive.

         Vested benefits become distributable if a participant dies, suffers total disability, retires, or terminates employment for any other reason. Benefits are generally payable in a single lump sum equal to the participant's vested benefits or, upon participant termination, in not more than five annual installments if the participant's vested benefits exceed $3,500. Benefits are paid in cash or shares of TCI Class A common stock.

         The Plan provides for "hardship withdrawals" by participants under certain circumstances, subject to approval by the Plan Committee.

(3)      Other Investments

         Other investments (at market value) at December 31 are summarized as follows:

                                                       1993                                  1992
                                             --------------------------           --------------------------
                                                              Income                               Income
                                             Stock         Accumulation           Stock         Accumulation
         Description                         Fund              Fund               Fund              Fund
         -----------                         ----          ------------           ----           -----------
                                                                amounts in thousands
         Prudential Insurance
            Company of America
            Retirement Annuity                $ --                1,135            --                   --
         Prudential Bank and Trust
            Short-term U.S.
            Government Fund                     --                   --            --                  134
         Prudential Bank and Trust
            Discovery Annuity                   --                   --            --                1,062
                                              ----                -----           ---                -----

                                              $ --                1,135            --                1,196
                                              ====                =====           ===                =====


         The cost of the above investments approximates their market value at December 31, 1993 and 1992, respectively.



                                                                     (continued)

                          UNITED ARTISTS ENTERTAINMENT
                         EMPLOYEE STOCK OWNERSHIP PLAN

                         Notes to Financial Statements


(4)      Change in Unrealized Appreciation (Depreciation)

         Unrealized appreciation (depreciation) of TCI's and UAE's Class A common stock for the years ended December 31, 1993, 1992 and 1991, is calculated as follows:

                                                                        1993           1992           1991
                                                                      --------       --------       --------
                                                                        amounts in thousands
         End of year                                                  $ 20,219         9,884          4,495
         Change in unrealized appreciation
            (depreciation) of distributions                              3,087           (64)           (66)
         Add (subtract) beginning of year                               (9,884)       (4,495)         6,980
                                                                      --------        ------         ------

                                                                      $ 13,422         5,325         11,409
                                                                      ========        ======         ======

(5)      Contributions

         In 1991, funds were deposited into the Plan from a predecessor plan as rollover contributions.

(6)      Reconciliation to Form 5500

         The following represents a reconciliation between the Statement of Net Assets Available for Participant Benefits included in the accompanying financial statements and the Form 5500 at December 31, 1993 (amounts in thousands):

                 Net Assets Available for Participant Benefits -
                    financial statements                                             $41,966

                 Benefits payable to participants                                       (727)
                                                                                     -------

                 Net Assets Available for Participant Benefits -
                    Form 5500                                                        $41,239
                                                                                     =======

         The following represents a reconciliation between distributions to participants in the Statement of Changes in Net Assets Available for Participant Benefits included in the accompanying financial statements and the Form 5500 for the year ended December 31, 1993 (amounts in thousands):

                 Distributions to participants -
                    financial statements                                             $ 8,207

                 Benefits payable to participants                                        727
                                                                                     -------

                 Distributions to participants -
                    Form 5500                                                        $ 8,934
                                                                                     =======

                          UNITED ARTISTS ENTERTAINMENT
                         EMPLOYEE STOCK OWNERSHIP PLAN

                         Notes to Financial Statements


(7)      Subsequent Event

         As of January 27, 1994, TCI and Liberty Media Corporation ("Liberty") entered into a definitive agreement to combine the two companies (the "Merger"). The Merger will be structured as a tax free exchange of Class A and Class B shares of both companies and preferred stock of Liberty for like shares of a newly formed holding company, TCI/Liberty Holding Company ("TCI/Liberty"). TCI shareholders will receive one share of TCI/Liberty for each of their shares. Liberty common shareholders will receive 0.975 of a share of TCI/Liberty for each of their common shares. The Merger is subject to the approval of both sets of shareholders as well as various regulatory approvals and other customary conditions. Subject to timely receipt of such approvals, which cannot be assured, it is anticipated the closing of the Merger will take place during 1994.

         By virtue of the Merger, each share of TCI Class A common stock held by the Plan at the effective date of the Merger will be converted into the right to receive one share of TCI/Liberty Class A common stock.

                                                                      Schedule 1


                          UNITED ARTISTS ENTERTAINMENT
                         EMPLOYEE STOCK OWNERSHIP PLAN

                                Plan Investments


                               December 31, 1993


                                                                   Shares
                                                                or principal
Investment securities                                              amount            Cost          Market
- - ---------------------                                           ------------      ----------     ----------
                                                                      amounts in thousands
   Common Stock
   ------------

      TCI Class A common stock                                      1,349          $ 20,586       $ 40,805

   Other Investments
   -----------------

      Prudential Insurance Company of
         America Retirement Annuity                                 1,135             1,135          1,135
                                                                                   --------       --------


            Total investments                                                      $ 21,721       $ 41,940
                                                                                   ========       ========



See accompanying independent auditors' report.

                                                                      Schedule 2


                          UNITED ARTISTS ENTERTAINMENT
                         EMPLOYEE STOCK OWNERSHIP PLAN

                            Reportable Transactions

                  Years ended December 31, 1993, 1992 and 1991


                                                       Purchases                               Sales
                                               -------------------------       ----------------------------------------
                                                                                                               Realized
                                                 Shares          Cost            Shares       Proceeds           Gain
                                               ----------     ----------       ----------     --------         --------
                                                                      amounts in thousands
For the year ended:

December 31, 1993 - none

December 31,1992:
   Prudential Bank and Trust
      Short-term U.S. Government
      Funds                                        13,031        $13,031           13,958        $13,958             --
   TCI Class A common stock                            --             --              788        $13,863        $ 1,937

December 31, 1991:
   Prudential Bank and Trust
      Short-term U.S. Government
      Funds                                        13,180        $13,180           12,320        $12,320             --
   UAE Class A common stock                           368        $ 5,142               --             --             --


See accompanying independent auditors' report.

                                 EXHIBIT INDEX


Shown below is the exhibit which is filed as part of this Report -

         23 - Consent of KPMG Peat Marwick